UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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09043012

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47762

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/08 (MM/DD/YY) AND ENDING 09/30/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Group One Trading, L.P. and Subsidiary

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 South LaSalle Street, Suite 3232
(No. and Street)

Chicago (City) IL (State) 60605 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chad Grosam (312) 294-2345
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

One South Wacker Dr., Suite 800 (Address) Chicago (City) IL (State) 60606 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 27 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Chad Grosam, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Group One Trading, L.P. and Subsidiary, as of September 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the

23rd day of November 2009

Nancy J. Simenson
Notary Public

NOTARY PUBLIC OFFICIAL SEAL STATE OF ILLINOIS
NANCY J SIMENSON
MY COMMISSION EXPIRES
MARCH 26, 2013

Signature

Chief Financial Officer

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Group One Trading, L.P. and Subsidiary

Statement of Financial Condition Report

Year Ended September 30, 2009

(Filed as PUBLIC information pursuant to Rule 17a-5(d)
under the Securities and Exchange Act of 1934.)

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Partners and the Audit Committee
Group One Trading, L.P. and Subsidiary
Chicago, Illinois

We have audited the accompanying consolidated statement of financial condition of Group One Trading, L.P. and Subsidiary (the Company) as of September 30, 2009 that you are filing pursuant to Rule 17a-5 of the Securities Exchange Act of 1934. The consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Group One Trading, L.P. and Subsidiary as of September 30, 2009, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
November 24, 2009

McGladrey & Pullen, LLP is a member firm of RSM International –
an affiliation of separate and independent legal entities.

Group One Trading, L.P. and Subsidiary

Consolidated Statement of Financial Condition
September 30, 2009

Assets	
Receivable from and deposits with clearing brokers	$ 236,931,847
Securities owned	
Marketable, pledged	1,051,956,261
Not readily marketable	110,000
Exchange membership, at cost (fair value $2,400,000)	330,000
Other assets	1,999,258
Total assets	**$ 1,291,327,366**
Liabilities and Partners' Capital	
Liabilities	
Payable to clearing broker	$ 21,075,275
Securities sold, not yet purchased	1,208,663,257
Compensation payable	10,894,418
Accounts payable and accrued expenses	4,773,556
Subordinated borrowing	4,212,834
Liabilities other than General Partner's capital subject to mandatory redemption	1,249,619,340
General Partner's capital subject to mandatory redemption	18,352,878
Total liabilities	1,267,972,218
Partners' capital	23,355,148
Total liabilities and partners' capital	**$ 1,291,327,366**

The accompanying notes are an integral part of the consolidated statement of financial condition.

Note 1. Nature of Business and Significant Accounting Policies

Group One Trading, L.P. (a California limited partnership) (Group One) is a broker-dealer registered with the Securities and Exchange Commission. Group One is a market maker/specialist, buying, selling and dealing as principal in U.S. exchange-traded securities and derivative financial instruments. Group One Futures Trading LLC (Group One Futures) previously engaged in the proprietary trading of futures and options on futures on U.S. exchanges and is currently considering alternative operational plans.

Significant accounting policies are as follows.

Principles of consolidation: The consolidated financial statements include the accounts of Group One, and its wholly-owned subsidiary, Group One Futures (collectively, the Company). All significant intercompany balances and transactions are eliminated in consolidation.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Exchange membership: The exchange membership is held for operating purposes and is carried at historical cost.

Intangible assets: Intangible assets with indefinite lives are reviewed for impairment annually or whenever events or changes in business circumstances indicate the carrying value of the assets may not be recoverable.

Securities and derivative financial instruments: Securities and derivative financial instrument transactions are recorded on a trade date basis. Exchange-traded securities and derivative financial instruments are carried at fair value. Unrealized gains and losses, interest income and interest expense from trading activities, and dividends are reflected in net trading gains from principal transactions. Securities not readily marketable are valued at fair value as determined by management.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

General Partner's capital subject to mandatory redemption: The General Partner's capital subject to mandatory redemption is classified as a liability.

Income taxes: Group One and Group One Futures are taxed as partnerships under the provisions of the Internal Revenue Code and, accordingly, are not subject to federal income taxes. Instead, the partners are liable for the federal income taxes on their respective shares of taxable income or loss.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Recent accounting pronouncements: In July 2006, the FASB issued further guidance on the accounting for uncertainty in income taxes. This guidance clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with previous guidance for accounting for income taxes. This further guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition.

In December 2008, the FASB provided for a deferral of the effective date of this further guidance for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected this deferral and accordingly will be required to adopt FIN 48 in its 2010 annual financial statements. Prior to adoption of FIN 48, the Company will continue to evaluate its uncertain tax positions and related income tax contingencies under FASB guidance for the accounting for contingencies, which requires the Company to accrue for losses it believes are probable and can be reasonably estimated. Management is currently assessing the impact of this further guidance on the Company's consolidated financial position, results of operations, and cash flows and does not believe the adoption of this further guidance will have a material effect on the Company's consolidated financial statements.

In March 2008, the FASB issued guidance on disclosures about derivative instruments and hedging activities, which requires enhanced disclosures about an entity's derivatives and hedging activities and thereby improves the transparency of financial reporting. Such disclosures include a description of (a) how and why an entity uses derivative instruments, (b) how derivative instruments are accounted for, and (c) how derivative instruments affect an entity's financial position, financial performance, and cash flows. This guidance requires qualitative disclosures about objectives and strategies for using derivatives and quantitative disclosures about fair value amounts of, and gains and losses on, derivative instruments. This guidance is effective for financial statements issued for fiscal years beginning after November 15, 2008, with earlier application encouraged. This guidance is effective for the Company in its year ended September 30, 2010. This guidance encourages, but does not require comparative disclosures for earlier periods at initial adoption. As this pronouncement is only disclosure-related, it will not have an impact on the consolidated financial position, results of operations, and cash flows.

In May 2009, the FASB issued guidance that establishes general standards of accounting for, and disclosure of, events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This guidance was effective for interim and annual periods ending after June 15, 2009.

In June 2009, the FASB issued the *FASB Accounting Standards Codification™* (Codification), which is the single source of authoritative nongovernmental U.S. GAAP. The Codification launched on July 1, 2009 and is effective for interim and annual periods ending after September 15, 2009. The Codification does not change U.S. GAAP, but combines all authoritative standards into a comprehensive, topically organized online database. After the Codification launched on July 1, 2009 only one level of authoritative GAAP exists, other than guidance issued by the SEC. All other accounting literature excluded from the Codification is considered non-authoritative.

Note 2. Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial assets and liabilities recorded at fair value are categorized based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The type of investments included in Level 1 include listed equities and listed derivatives.

Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies. Investments which are generally included in this category include corporate bonds and loans, less liquid and restricted equity securities and certain over-the-counter derivatives. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation. Investments that are included in this category generally include equity and debt positions in private companies.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment. The following section describes the valuation techniques used by the Company to measure different financial instruments at fair value and includes the level within the fair value hierarchy in which the financial instrument is categorized.

The fair value of equity securities traded on a national securities exchange, or reported on the NASDAQ national market, is based on the last reported sales price on the day of valuation. The fair value of exchange-traded equity options is based on the national best bid/offer, and the fair value of all other derivative contracts is based upon exchange settlement prices. These financial instruments are classified as Level 1 in the fair value hierarchy.

Securities not readily marketable at September 30, 2009, consist of Joint Back Office investments (JBO investments) for which there is no exchange or independent, publicly quoted market. The estimate of the fair value may differ significantly from the value that would have been used had a ready market existed for such equity investments. These financial instruments are classified as Level 3 in the fair value hierarchy.

Note 2. Fair Value of Financial Instruments (Continued)

The following summarizes the Company's assets and liabilities measured at fair value on a recurring basis at September 30, 2009, using the fair value hierarchy:

		Fair Value Measurements Using		
Description	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Securities owned, marketable:				
Equity securities	$ 559,005,548	$ 559,005,548	$ -	$ -
Equity options	492,950,713	492,950,713	-	-
Securities owned, not readily marketable:				
JBO investments	110,000	-	-	110,000
	$ 1,052,066,261	$ 1,051,956,261	$ -	$ 110,000
Liabilities:				
Securities sold, not yet purchased:				
Equity securities	$ 645,101,930	$ 645,101,930	$ -	$ -
Equity options	563,561,327	563,561,327	-	-
	$ 1,208,663,257	$ 1,208,663,257	$ -	$ -

Financial instruments classified as Level 3 in the fair value hierarchy represent the Company's investment in financial instruments for which the Company has used at least one significant unobservable input in the valuation model. The following table presents a reconciliation of activity for the Level 3 financial instruments:

Balance, October 1, 2008	$ 517,963
Transfer of securities owned, not readily marketable to General Partner	(417,963)
Purchase of securities owned, not readily marketable	10,000
Balance, September 30, 2009	$ 110,000

At September 30, 2009, marketable securities with the Company's clearing broker of $1,051,956,261 collateralize amounts payable to the clearing broker and securities sold, not yet purchased.

Note 3. Other Assets

Other assets include intangible assets with an indefinite life, representing rights to act as specialist in certain derivative financial instruments. These assets have a carrying value of $1,453,842 at September 30, 2009.

Note 4. Subordinated Borrowing

At September 30, 2009, the subordinated borrowing represents an amount due to the General Partner of $4,212,834, payable July 31, 2010. This borrowing bears interest at a varying rate, approximately 0.6% at September 30, 2009, and is available in computing net capital under minimum capital requirements, as such terms are defined for regulatory purposes (see Note 9). To the extent that this subordinated borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

Note 5. General Partner's Capital Subject to Mandatory Redemption and Partners' Capital

The Company's limited partnership agreement provides for A and B Classes of General Partner ownership interests. The Class A interest is a nonredeemable investment in the Company that may not be distributed, except upon dissolution of Group One. To the extent the Class A interest is reduced below $17,000,000 due to allocation of losses, no distributions are to be made from the Company to the General Partner until, among other things, the Class A interest is at least $17,000,000. The Class B interest in the Company is redeemable at the election of the General Partner. The first $1,500,000 of the General Partner's share of the Company's annual income is allocated to the Class A interest, and the balance is allocated as interest to the Class B interest. Losses are first allocated to the Class B interest as interest and then to the Class A interest.

The General Partner, under certain circumstances, including death or termination of employment of a member of the General Partner, and subject to certain limitations, has the obligation to repurchase all or a predetermined portion of the member's interest over a period of time. If the General Partner's Class B interest is not sufficient to satisfy the entire obligation, the General Partner is not obligated to repurchase the member's units.

The Company's limited partnership agreement does not directly provide for mandatorily redeemable obligations on partners' capital. However, because the General Partner would likely redeem part or all of the Class B interest to satisfy its obligations to repurchase its members' interests, the Class B interest is reflected as General Partner's capital subject to mandatory redemption in the accompanying consolidated financial statements.

Group One's limited partnership agreement also provides for four series of limited partnership assignees (the Assignees) with varying rights and privileges. The Assignees, among other things, do not have voting or consent rights regarding partnership matters.

Under the terms of the partnership agreement, profits and losses are allocated based upon predetermined percentages. The General Partner is entitled to receive approximately 99 percent of net profits and losses, as defined, and the Limited Partners and Assignees receive the remaining 1 percent. Subject to certain conditions, the holders of limited partnership units are also entitled to receive interest or proceeds from the sale of exchange membership, as defined, on their units. For the year ended September 30, 2009, the Company did not pay any such interest.

Note 5. General Partner's Capital Subject to Mandatory Redemption and Partners' Capital (Continued)

The partnership agreement provides, among other things, that Group One shall dissolve no later than December 31, 2043.

Note 6. Related-Party Transactions

Pursuant to agreement, Group One leases certain assets from the General Partner.

Note 7. Employee Compensation Plans

Traders' compensation consists of a base salary and a percentage of each trader's net revenue, which may be limited based upon the net income of the Company. This compensation, which is in the form of cash and contingent compensation, is expensed in the year awarded. The contingent compensation, subject to certain conditions, is fully paid within two years after the date of the award. Contingent compensation payable to traders may be recaptured if, among other things, the trader does not achieve certain trading results or the trader's employment terminates. Included in compensation expense and compensation payable are contingent compensation recaptured and compensation payable of $679,446 and $2,789,135, respectively.

Compensation for other employees consists of a base salary and a discretionary bonus based on the operating results of the Company. This compensation, which is in the form of cash, is expensed in the year awarded.

Group One maintains an employee unit-based compensation plan (the Plan), under which up to 1,000,000 Units of the General Partner may be awarded to employees of the Company. The Units are fully vested and may be restricted or unrestricted Units of the General Partner. There are 836,918 Units available under the Plan as of September 30, 2009. No units were awarded for the year ended September 30, 2009.

Group One maintains a 401(k) profit sharing plan covering all eligible employees. The Company may make discretionary contributions to the plan, subject to certain limitations as set forth in the plan agreement.

Note 8. Commitments and Contingencies

The Company leases office space, equipment, and communications services under noncancelable operating lease agreements that expire on various dates through June 30, 2015. At September 30, 2009, minimum annual rental commitments that at inception had a noncancelable lease term of more than one year, exclusive of additional payments that may be required for certain increases in operating costs, are as follows:

2010	$ 2,801,326
2011	831,103
2012	567,665
2013	423,745
2014	431,082
Thereafter	328,520
	$ 5,383,441

Note 9. Financial Instruments with Off-Balance-Sheet Risk

Proprietary Trading Activities

In connection with its proprietary market-making and trading activities, the Company enters into transactions in a variety of securities and derivative financial instruments, primarily exchange-traded equity options and futures contracts. Options held provide the Company with the opportunity to deliver or take delivery of specified financial instruments at a contracted price. Options written obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the option is exercised by the holder. Futures contracts provide for the delayed delivery or purchase of financial instruments at a specified future date at a specified price or yield. These derivative financial instruments may have market risk and/or credit risk in excess of the amounts recorded in the consolidated statement of financial condition.

Market Risk: Derivative financial instruments involve varying degrees of off-balance-sheet market risk. Changes in the market values of the underlying financial instruments may result in changes in the value of the derivative financial instruments in excess of the amounts reflected in the consolidated statement of financial condition. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative and other financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to manage its exposure to market risk arising from the use of these financial instruments through various analytical monitoring techniques.

In addition, the Company sells securities it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the consolidated statement of financial condition at September 30, 2009, at fair values of the related securities and would incur a loss if the fair value of the securities were to increase subsequent to September 30, 2009.

Credit Risk: Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. Exchange-traded financial instruments generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements and the margin requirements of the individual exchanges.

Concentration of Credit Risk: All trades of Group One are cleared by Merrill Lynch Professional Clearing Corp., a guaranteed subsidiary of Bank of America, and Goldman Sachs Clearing and Execution (Group One's Clearing Brokers). Pursuant to agreements, Group One's Clearing Brokers are required to, among other things, perform computations for proprietary accounts of introducing brokers (PAIB) and segregate certain assets on behalf of Group One. However, in the event of the insolvency of Group One's Clearing Brokers or in the event that they do not fulfill their obligations, the Company may be exposed. The Company does not anticipate nonperformance by Group One's Clearing Brokers. In addition, the Company has a policy of reviewing, as considered necessary, the clearing brokers with which it conducts business.

Note 10. Net Capital Requirements

Group One is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1). Group One has elected the "alternative method" under this rule, whereby it is required to maintain "net capital" equal to the greater of $250,000 or 2 percent of "aggregate debits," as these terms are defined. Net capital and aggregate debits change from day to day, but as of September 30, 2009, Group One had net capital of approximately $24,057,000 and net capital requirements of $250,000. The net capital rule may effectively restrict the withdrawal of partners' capital and repayment of subordinated borrowings available in computing net capital under the net capital requirements.

Note 11. Consolidated Subsidiary

Group One's consolidated subsidiary has total assets and members' equity of approximately $77,303.

The accounts of Group One's consolidated subsidiary are not included in Group One's computation of net capital as the assets of Group One's consolidated subsidiary are not readily available for the protection of Group One's broker-dealer and other creditors, and the liabilities of Group One's consolidated subsidiary are not guaranteed by Group One.

SIPC-7T (27-REV 3/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

SIPC-7T (27-REV 3/09)

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-047762 CBOE SEP
GROUP ONE TRADING LP
2 RECTOR ST RM 1001
NEW YORK NY 10006-1849

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Chad Gosam, 312-294-2345

2. A. General assessment [item 2e from page 2 (not less than $150 minimum)] $ 61062

B. Less payment made with SIPC-4 made in January, February or March 2009 (For all fiscal year ends except January, February, or March) (150)

1/2009
Date Paid

C. Assessment balance due 60,912

D. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ______

E. Total assessment balance and interest due (or overpayment carried forward) $______

F. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as E above) $ 60,912

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby ~~that all information contained herein is true, correct~~ and complete.

Group One Trading LP
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CO-CEO
(Title)

Dated the 24 day of 11, 2009.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending 9/30, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 120,979,476
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	113,728
(4) Interest and dividend expense deducted in determining item 2a.	9,863,819
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	9,977,547
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	1,126,048
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 5,406,189	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	5,406,189
Total deductions	6,532,237
2d. SIPC Net Operating Revenues	$ 24,424,786
2e. General Assessment @ .0025	$ 61,062 (to page 1 but not less than $150 minimum)